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                                                                      EXHIBIT 14

                                                            [COMPUTERSHARE LOGO]

                                                               INVESTOR SERVICES

August 8, 2003                                                     Computershare Trust Company of Canada
                                                                                   100 University Avenue
                                                                                        Toronto, Ontario
To:  Alberta Securities Commission                                                               M5J 2Y1
     British Columbia Securities Commission                                     Telephone 1-800-663-9097   CANADA
     Manitoba Securities Commission                                                www.computershare.com   Australia
     Office of the Administrator, New Brunswick                                                            Channel Islands
     Securities Commission of Newfoundland and Labrador                                                    Hong Kong
     Nova Scotia Securities Commission                                                                     Germany
     Ontario Securities Commission                                                                         Ireland
     Registrar of Securities, Prince Edward Island                                                         New Zealand
     Commission des valeurs mobilieres du Quebec                                                           Philippines
     Saskatchewan Securities Commission                                                                    South Africa
     Securities Registry, Government of the Northwest Territories                                          United Kingdom
     Registrar of Securities, Government of the Yukon Territories                                          USA
     Nunavut Legal Registry
     TSX Venture Exchange

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Special Meeting of Shareholders for the subject Corporation:

1.   Name of the Reporting Issuer                     :  InterOil Corporation

2.   Date Fixed for the Meeting                       :  September 11, 2003

3.   Record Date for Notice                           :  August 12, 2003

4.   Record Date for Voting                           :  August 12, 2003

5.   Beneficial Ownership Determination Date          :  August 12, 2003

6.   Classes or Series of Securities that entitle
     the holder to receive Notice of the Meeting      :  Common Shares

7.   Classes or Series of Securities that entitle
     the holder to Vote at the Meeting                :  Common Shares

8.   Business to be conducted at the Meeting          :  Non-Routine

9.   Cusip                                            :  460951106

Yours truly,

(Signed)
Tanya Balija
Assistant Account Manager
Stock Transfer Services
(416) 263-9661
(416) 981-9800 Fax

c.c. InterOil Corporation